SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

                                  AMENDMENT TO
    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

 I.        General Identifying Information

           1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

                [ ]   Merger

                [ ]   Liquidation

                [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

           2.   Name of fund:  USAllianz Funds

           3.   Securities and Exchange Commission File No:  811-9489

           4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                [X]   Initial Application       [ ]    Amendment

           5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 3435 Stelzer Road Columbus, OH 43219

           6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                Michelle Smith DiCintio
                Dickstein Shapiro Morin & Oshinsky LLP
                2101 L Street, NW
                Washington, DC  20037
                Telephone: (202) 785-9700

           7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

                BISYS Fund Services Ohio, Inc.
                3435 Stelzer Road
                Columbus, OH  43219
                Telephone:  (877) 833-7113

                NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

           8.   Classification of fund (check only one):

                [X]   Management company;

                [ ]   Unit investment trust; or

                [ ]   Face-amount certificate company.

           9. Subclassification if the fund is a management company (check only one):

                [X]   Open-end         [ ]    Closed-end

           10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

           11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                Allianz of America, Inc.
                55 Greens Farms Road
                Westport, CT  06881

           12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                The USAllianz Funds never offered its securities to the public.


           13.  If the fund is a unit investment trust ("UIT") provide:

                Not Applicable

                (a)    Depositor's name(s) and address(es):

                (b)    Trustee's name(s) and address(es):

           14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                [ ]  Yes         [X]  No

                If Yes, for each UIT state:

                           Name(s):

                           File No.:  811-____

                           Business Address:

           15.  (a)   Did the fund obtain  approval  from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                      [ ]  Yes         [X]  No

                      If Yes, state the date on which the board vote took place:

                      September 13, 2000

                      If No, explain:

                (b)   Did  the  fund  obtain  approval  from  the   shareholders
                      concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                      [ ]   Yes        [X]   No

                      If Yes, state the date on which the shareholder vote took place:

                      If No, explain: The USAllianz Funds has no shareholders.

II.        Distribution to Shareholders

           16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                [ ]  Yes            [ ]  No

                (a) If Yes, list the date(s) on which the fund made those distributions:

                (b)   Were the distributions made on the basis of net assets?

                      [ ]  Yes         [ ]  No

                (c) Were the distributions made pro rata based on share ownership?

                      [ ]  Yes         [ ]  No

                (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                (e)   Liquidations  only:
                      Were any distributions to shareholders made in kind?

                      [ ]  Yes         [ ]  No

                      If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

           17.  Closed-end funds only: Has the fund issued senior securities?

                [ ]  Yes         [ ]  No

                If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

           18. Has the fund distributed all of its assets to the fund's shareholders?

                [ ]  Yes         [ ]  No

                If No,
                (a) How many shareholders does the fund have as of the date this form is filed?

                (b) Describe the relationship of each remaining shareholder to the fund:

           19.  Are  there   any   shareholders   who  have  not  yet   received
                distributions in complete liquidation of their interests?

                [ ]  Yes         [ ]  No

                If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

           20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                [ ]  Yes         [ ]  No

                If Yes,
                (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                (b)   Why has the fund retained the remaining assets?

                (c)   Will the remaining assets be invested in securities?

                      [ ]  Yes         [ ]  No

           21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                [ ]  Yes         [ ]  No

                If Yes,
                (a) Describe the type and amount of each debt or other liability:

                (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.        Information About Event(s) Leading to Request for Deregistration

           22.  (a)   List the expenses  incurred in connection  with the Merger or Liquidation:

                      (i)     Legal expenses:

                      (ii)    Accounting expenses:

                      (iii)   Other expenses (list and identify separately):

                      (iv)    Total expenses (sum of lines (i)-(iii) above):

                (b)   How were those expenses allocated?

                (c)   Who paid the expenses?

                (d)   How did the fund pay for unamortized expenses (if any)?

           23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                [ ]  Yes         [ ]  No

                If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.         Conclusion of Fund Business

           24. Is the fund a party to any litigation or administrative proceeding?

                [ ]  Yes         [X]  No

                If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

           25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                [ ]  Yes         [X]  No

                If Yes, describe the nature and extent of those activities:

VI.        Mergers Only

           26.  (a)   State the name of the fund surviving the Merger:

                (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

                (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                (d) If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

     The undersigned states that (i) she has executed this amended and restated Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the USAllianz Funds, (ii) she is the Vice President of the USAllianz Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.
Date:  October 3, 2000



                                                          By:/s/ Jennifer Ryan
                                                              Jennifer Ryan
                                                              Vice President